New York Life Insurance and Annuity Corporation

#1[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware)

#2[800-695-9873] #3[www.newyorklife.com]

SURVIVORSHIP LEVEL TERM RIDER (SLTR)

This rider is made part of the Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy that this rider is attached to.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

#4	#4
#4[[Chair, CEO & President]	#4[Secretary]

Glossary of Terms

Base Policy	The policy to which this rider is attached.

Conversion	The exchange of all or part of the term insurance benefit under this rider to a new permanent life insurance policy that we make available.

Rider Issue Date	The date the rider is issued as shown on the SLTR Rider Specifications Pages.

Ten Year Level Face Amount	The amount of term insurance provided by this rider. This amount is selected at application and shown on this rider’s Specifications Page.

Survivorship Level Term Benefit

Benefit This rider provides a term insurance benefit for a duration of 10 years in addition to the Face Amount of the Base Policy. The term insurance benefit for this rider is shown on the SLTR Rider Specifications Pages. We will pay this rider’s term insurance benefit to the Beneficiary when we receive due proof of the death of both Insureds on or after the effective date of this rider, subject to all of this rider’s provisions. In addition, we will include in the term insurance benefit payable the part of any premium already paid to provide term insurance under this rider for the period after the policy month in which both Insureds die.

Monthly Charges For This Rider The monthly cost for this rider includes a cost of insurance charge and a Ten Year Level Face Amount charge. The monthly cost of insurance for this rider will be deducted from the Base Policy cash value on each Monthly Deduction Day for the first 10 policy years. The cost of insurance will be based on the Ten Year Level Face Amount chosen and the cost of insurance rates in effect at that time. The cost of insurance rates will be based on each Insured’s Issue Age, gender, the duration of this rider and each Insured’s most recent underwriting class of risk. The cost of insurance rates for this rider are subject to change and will be set by us in advance, at least once each year. Any change in cost of insurance rates will be made on a uniform basis for all Insureds in the same class. Any change in these rates may be based on emerging or anticipated future experience for items including, but not limited to, investment earnings, mortality, persistency, taxes and expenses. The cost of insurance rates are guaranteed to never exceed the rates shown on the Table of Maximum Monthly Cost of Insurance Rates in the Specifications Page for this rider.

The monthly Ten Year Level Face Amount charge will also be deducted from the Base Policy cash value on each Monthly Deduction Day for the first 10 policy years. The maximum amount of this charge is also shown on this rider’s Specifications Page.

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Conversion of Term Insurance to Permanent Insurance

Conversion to a Permanent Policy You can exchange all or part of the term insurance benefit under this rider to increase the Base Policy Face Amount of the policy to which it is attached or to a new permanent life insurance policy that we make available for such Conversion, subject to the provisions of this rider and any applicable provisions under the Base Policy. This type of exchange is called a conversion. You can convert the entire face amount of the term insurance which is a full conversion; or you can convert a portion of the term insurance, which is called a partial term conversion. Both a full or partial conversion can be made without proof of insurability.

If this rider is in effect, and both Insureds are alive, the term insurance under this rider can be converted to increase the Base Policy Face Amount of the policy to which it is attached or for a new policy as of any Monthly Deduction Day that is on or before the 10th policy anniversary. The rider must be in effect on the date we receive all requirements to process the conversion, as set forth below. The Base Policy Face Amount increase or new policy takes effect on the Monthly Deduction Day that is on or next follows the date we receive all necessary requirements for the conversion. Any term insurance that is converted ends when the conversion takes effect.

If the first Insured dies while this rider and this conversion privilege are in effect, the coverage on the remaining Insured can be converted to a new policy within 90 days after the death of the first Insured.

We must receive your application, signed by both You and the Insured(s), any additional premium required to cover additional costs associated with the Base Policy Face Amount increase or the first premium for the new policy and any other payment that we need for the new policy by the later of: a) 31 days after the final date for conversion or b) 90 days after the first Insured’s date of death, if the conversion option is still in effect and the term insurance amount is being converted to a new policy on the remaining insured. If both Insureds die during this 31-day period, or the remaining Insured dies during this 90-day period and the intended conversion has not been effected, we will pay the proceeds due under this rider.

Final Date for Conversion The final date for Conversion is the 10th rider anniversary as shown on the SLTR Rider Specifications Pages. However, a Conversion cannot be made after 90 days following the date of the first Insured’s death.

New Policy If you convert this rider, we will issue you a new policy as follows:

(a)	If both Insureds are alive at the time of Conversion, the new policy will be a permanent survivorship life insurance policy covering two Insureds that we make available for such Conversion; or

(b)	If only one Insured is alive at the time of Conversion, the new policy will be any permanent life insurance policy on the life of a single insured that we make available for such Conversion.

These policies will be offered for sale by New York Life Insurance Company or one of its subsidiary companies on the date of Conversion. The new policy will have the same provisions and be subject to the same limitations as are in the series of policies being offered for Conversion. The policy date for the new policy will be the date the Conversion is made.

Each Insured’s class of risk for the new policy will be the most equivalent class of risk to this rider’s risk class, as determined by us, based on each Insured’s risk class for this rider as of the date of Conversion.

The premium and cost of insurance for the new policy will be based on the Insureds’ Attained Ages and genders at the time of Conversion and the premium rates for the new policy.

Riders With New Policy Unless we agree, no riders can be made a part of the new policy.

Contestable Period and Suicide Exclusion for the New Policy Any contestable period or suicide exclusion for the new policy that is issued under a Conversion will be measured from this rider’s date of issue, except in situations where any rider or additional amount of insurance issued upon a Conversion required evidence of insurability and our agreement. The contestable period and suicide exclusion for that rider or additional amount included will be measured from the date of Conversion.

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General Provisions

Renewal of Rider This rider is non-renewable.

Values This rider does not have any cash or loan values.

Reinstatement of Rider This rider may be reinstated in accordance with the Reinstatement provision of the Base Policy.

Contestable Period of Rider We will not contest this rider after it has been in effect during the lifetime of at least one of the Insureds for two years from its date of issue except for cases of (a) non-payment of premium or (b) fraud in the procurement of this rider, when permitted by the state where the Base Policy to which it is attached was delivered.

Suicide Exclusion Unless a shorter period is otherwise required by the laws of the state in which your Policy was delivered, in the event of suicide of the first of the Insureds, while sane or insane, within 2 years of the date of issue of this rider, the rider will continue on the surviving Insured. Suicide of both Insureds, while sane or insane, at the same time, or the surviving Insured, while sane or insane, within 2 years of the Rider Issue Date, is not covered by this rider. In that event, this rider will end, and the only amount payable will be all monthly charges deducted under this rider.

Dates and Amounts This rider and the Base Policy will have the same date of issue. The amount of the term insurance benefit for this rider is shown on the Rider Specifications Page.

Conformity With Law This Policy is subject to all laws that apply. We reserve the right to correct: (a) any errors in this Policy and (b) any misstatements of Policy values that we may send you while this Policy is in effect. We also reserve the right to adjust Policy values and to make changes to this Policy to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This Policy was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this Policy that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

Cancellation of Rider You can cancel this rider at any time. If you cancel the Base Policy or rider prior to the due date of a rider premium, coverage will end on the date of your signed request for cancellation, and we will refund any monthly rider charges already paid for coverage beyond the cancellation date.

When This Rider Ends This rider ends on the earliest of the following:

(a)	The date of death of the surviving Insured;

(b)	The 10th rider anniversary;

(c)	The date the Base Policy ends or is surrendered;

(d)	The date the rider is fully converted; or

(e)	The date the rider is partially converted and the remaining term insurance benefit does not meet our minimum requirements.

Also, this rider will not be in effect if you send us your signed notice to cancel this rider.

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